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                              December 16, 2022

       Lucas Wang
       Chief Executive Officer
       Bit Origin Ltd.
       375 Park Ave, Fl 1502
       New York, NY 10152

                                                        Re: Bit Origin Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed November 21,
2022
                                                            File No. 333-268501

       Dear Lucas Wang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       General

   1. Provide disclosure of any significant crypto asset market developments material to understanding or
assessing your business, financial condition and results of operations, or share price since your
last reporting period, including any material impact from the price volatility of crypto
assets.
       Commonly Used Defined Terms, page 1

   2. Please revise your definition for "China" or the "PRC" in the second bullet point on page 1 to remove the exclusion
of Hong Kong and Macau from the definition.
 Lucas Wang
FirstName  LastNameLucas Wang
Bit Origin Ltd.
Comapany16,
December   NameBit
               2022 Origin Ltd.
December
Page 2     16, 2022 Page 2
FirstName LastName
Prospectus Summary, page 3

3. We note your disclosure on page 4 that, as a result of the disposition of EVM Inc. and
         China Silanchi Holding Limited, you no longer operate under a VIE structure. Please confirm that you do not have any PRC, Hong Kong, or Macau subsidiaries or business operations in the PRC, Hong Kong or Macau. To the extent that you do have PRC, Hong
         Kong, or Macau subsidiaries, please revise your filing to provide specific and prominent disclosure about the legal and operational risks associated with such China-based companies or material operations. For additional guidance, please see the Division of
         Corporation Finance's Sample Letter to China-Based Companies issued in December 2021 and located on our website at
https://www.sec.gov/corpfin/sample-letter-china-based-
         companies.
Business Overview, page 5

4. Please revise to include disclosure regarding your plans to engage in other crypto-related businesses or services, plans to expand your mining operations or plans to mine additional crypto assets. In this regard, we note your disclosure on page 3 that you are "seeking opportunities to engage in cryptocurrency mining in Canada" and that you are "seeking opportunities in crypto asset mining and blockchain technologies in Singapore." Please revise to describe the type of "opportunities" you are seeking in Canada and Singapore, the stage of such activities, an estimated time line for your plans for such expansion as well as the estimated costs associated with the expansion, including the sources of the capital necessary for the planned expansion. To the extent that you plan to expand your mining business to mine crypto assets other than Bitcoin, please identify the crypto assets you plan to mine, if known, and, to the extent that you may mine other crypto assets in the future, please disclose the procedures and policies related to selecting the crypto assets.
5. We note your statement on your website that you plan geographic expansion with a focus on North America and Africa. Please revise to discuss your plans regarding geographic expansion in Africa. In addition, please address the relevant regulations in all of the jurisdictions in which you currently operate and those jurisdictions in which you plan to operate.
6. Please expand the description of your miners on page 5 to disclose the types of miners your own, the average, mean and range of the ages of your Bitcoin miners and the average downtime due to scheduled maintenance and non-scheduled maintenance as well as the average, mean and range of the energy efficiency of your miners.
7. Please revise to disclose whether you intend to hold or monetize the mined Bitcoin, and please disclose your policies related to the uses for the mined Bitcoin. Disclose how you monetize your Bitcoin, including the exchanges you use, whether you have any agreements with any exchanges, and whether you store any of your crypto asset holdings on any exchanges' platforms. In addition, please disclose whether you hold any other types of crypto assets. If so, please identify the types and amount of such crypto assets
 Lucas Wang
FirstName  LastNameLucas Wang
Bit Origin Ltd.
Comapany16,
December   NameBit
               2022 Origin Ltd.
December
Page 3     16, 2022 Page 3
FirstName LastName
         and discuss the purpose of holding the other types of crypto assets.
8. Please revise to disclose whether you currently participate in mining pools and, to the extent that you do, identify the mining pool operators, disclose the material terms of the mining agreements, state whether or not all of your miners participate in the mining pools, and discuss how mining pools operate more generally. As part of your discussion be sure to include whether the mining pools provide services only for Bitcoin mining, or if the they are multi-crypto asset mining pools, the fees associated with participating in the mining pools, and whether payouts are limited only to Bitcoin.
9. Please disclose your custody procedures and arrangements by identifying your third-party custodians and the material terms of the agreements, including:
             what portion of your Bitcoin or other crypto assets, if any, are held in hot wallets and cold wallets;
             the geographic location where digital assets are held in cold wallets;
             where any persons (e.g., auditors, etc.) are responsible for verifying the existence for the digital assets held by the third-party custodian(s);
             whether any insurance providers have inspection rights associated with the digital assets held in storage; and
             a description of your custodian's insurance and the degree to which such policies provide coverage for the loss of your crypto assets.
10. Please revise your disclosure to describe the terms and provisions of your insurance policies covering your crypto assets in the event of loss or fraud, including the amount of coverage, term and termination provisions, renewal options and limitations on coverage.
         In addition, please disclose the material terms of your insurance policies covering your miners. To the extent that you do not have insurance coverage for your crypto assets or miners, please revise to add risk factor disclosure as appropriate.
11. To the extent material, discuss how recent bankruptcies of certain crypto asset market participants and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, and counterparties, either directly or indirectly.
         Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.
12. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures
13. Please revise to include a comprehensive breakeven analysis for your Bitcoin mining
 Lucas Wang
FirstName  LastNameLucas Wang
Bit Origin Ltd.
Comapany16,
December   NameBit
               2022 Origin Ltd.
December
Page 4     16, 2022 Page 4
FirstName LastName
         operations or any other crypto assets that you earn or mine that compares the cost to earn/mine one crypto asset with the value of the crypto asset.
Marion, Indiana, page 5

14. Please revise your disclosure on pages 5 and 6 regarding the hosting and service fee calculations pursuant to your agreements with Your Choice Four CA, Inc. and Ever
         Best Limited to include representative examples that demonstrate how the fees are calculated so that investors understand what you mean by (Electrical Meter Reading +
         Electrical Meeting Meter Reading *3% Electrical Power Loss) * Electricity Rate. In
         addition, please disclose the aggregate average, mean and range of monthly fees paid to
         Your Choice Four CA, Inc. and Ever Best Limited for the installation of, hosting of and services for the miners located in Indiana during the periods covered by your financial statements.
15. Please revise to clarify the services that Your Choice Four CA, Inc. provides pursuant to the June 6, 2022 and July 6, 2022 agreements and the services that Ever Best Bit Limited provides pursuant to the June 10, 2022 and July 7, 2022 agreements, and clarify what you mean by your disclosure that you entered into the Ever Bit Limited agreements "to document that Ever Best Limited facilitated SonicHash US to enter into the hosting agreement with Your Choice Four CA, Inc." In addition, please disclose the termination provisions of the agreements with Ever Best Bit Limited, and clarify whether the agreements with Ever Best Bit Limited are renewed if the agreements with Your Choice
         Four CA, Inc. are renewed.
16. We note your disclosure on page 6 that you have entered into a hosting agreement with
         Your Choice Four CA, Inc. and Ever Best Limited in connection with the delivery and hosting of an additional 700 miners to Your Choice Four CA, Inc.'s facilities in Indiana.
         Please disclose whether these miners have been installed and are currently operational, and, to the extent that they are not, please disclose an estimate of when you believe they will be installed and operational.
Mining Facilities
Macon, Georgia, page 5

17. Please revise your disclosure regarding the material terms of your agreement with Horizon
         Mining Ltd. to describe the services provided pursuant to the agreement. For example, please disclose whether this fee includes all of the electricity and internet costs, the cost of maintenance services to maintain the operation of the mining equipment, and/or insurance for loss of power or damage to the hosted mining machines.
18. Please revise to disclose the average, mean and range of Bitcoin mined on a monthly basis by the miners located in the Macon, Georgia facility for the periods covered by your financial statements. Similarly, please revise to disclose the average, mean and range on a monthly basis of Bitcoin mined by the miners located in Marion, Indiana for the periods
 Lucas Wang
FirstName  LastNameLucas Wang
Bit Origin Ltd.
Comapany16,
December   NameBit
               2022 Origin Ltd.
December
Page 5     16, 2022 Page 5
FirstName LastName
         covered by your financial statements.
Cheyenne, Wyoming, page 6

19. Please revise your disclosure on page 5 to identify the party or parties to the subscription agreement. In addition, please describe the material terms of the subscription agreement, including the term, termination provision, percentage of ownership of the Partnership, rights regarding the operation of the Partnership, if any, and obligations to the
         Partnership. In addition, we note your disclosure that you you agreed to invest $3,000,000 in the Partnership for a "sharing percentage of 8.8235%." Please disclose what you will receive a percentage of and whether you will receive fiat currency or crypto assets. To the extent that you receive crypto assets, please disclose and identify the crypto assets you will receive. In addition, please provide us with a copy of the subscription agreement related to the Partnership.
20. We note your disclosure on page 6 that the primary purpose of the Partnership is to seek long-term capital appreciation by acquiring, holding, financing, refinancing and disposing of securities in the portfolio company, which will construct a mining site with a capacity of up to 75 megawatts ("MW") in Cheyenne, Wyoming." Please expand this disclosure to include a detailed description of the Partnership's current and planned business operations. In addition, please identify the number and type of miners the Partnership plans to host, whether it will host your Bitcoin miners, the fees in intends to charge for its hosting services and what you mean by "[t]he mining site is expected to power on and kick off the hosting operations with a capacity of 45 MW in December 2022," including whether the partnership has entered into hosting agreements in connection with the
         Cheyenne, Wyoming hosting site. Also, please disclose the estimated date of when the site will be completed and the total cost of building and completing the site.
Risk Factors, page 11

21. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
22. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
23. Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.
24.      Describe any material risks related to safeguarding your or your
affiliates    crypto assets.
         Describe any material risks to your business and financial condition if your policies and
 Lucas Wang
Bit Origin Ltd.
December 16, 2022
Page 6
         procedures surrounding the safeguarding of crypto assets, are not effective.
25. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
26. Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.
27. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
             Risk from depreciation in your stock price.
             Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in your investments or other assets.
             Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
             Risks from price declines or price volatility of crypto assets. Enforceability of Civil Liabilities, page 22

28. Please disclose whether you have any assets in China, Hong Kong or Macau and whether any your officers or directors reside in China, Hong Kong or Macau. To the extent that you do have assets or officer and directors that reside in China, Hong Kong or Macau, please expand this section to address the enforceability of civil liabilities in China, Hong
         Kong and Macau and add risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sonia Bednarowski at (202) 551-3666 or Matthew Derby at
(202) 551-
3334 with any questions.



FirstName LastNameLucas Wang                                    Sincerely,
Comapany NameBit Origin Ltd.
                                                                Division of
Corporation Finance
December 16, 2022 Page 6                                        Office of
Finance
FirstName LastName